[Letterhead of Deutsche Bank Securities Inc.]
December 5, 2007

Re:	Cardtronics, Inc.
Registration Statement on Form S-1
Registration File No. 333-145929
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549-7010
Attention: Karen Garnett
Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, on behalf of the several Underwriters, hereby join in the request Cardtronics, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 12:00 p.m., Eastern Time, on December 6, 2007, or as soon thereafter as practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Act regarding the distribution of the Preliminary Prospectus dated November 26, 2007 (the “Preliminary Prospectus”), we, on behalf of the several Underwriters, wish to advise you that the number of Preliminary Prospectuses, distributed between November 26, 2007 and December 5, 2007, is as follows:
10,000 to 6 Underwriters
250 to 1 Dealer
700 to 500 Institutions
50 to 10 Others

Total: 11,000
     The several underwriters are aware of their obligations under and intend to comply with the provisions of Rule 15c2-8 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.
     FINRA has reviewed the above captioned proposed offering with respect to the fairness of the terms and arrangements of the offering. On October 18, 2007 the several underwriters received a “No Objections” letter from FINRA with respect to the above captioned proposed offering.

Very truly yours, Deutsche Bank Securities Inc. on behalf of itself and the several Underwriters BY: DEUTSCHE BANK SECURITIES INC.
By:	/s/ Bradley S. Miller
	Name:	Bradley S. Miller
	Title:	Managing Director

By:	/s/ Frank Windels
	Name:	Frank Windels
	Title:	Director